MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

January 15, 2008	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD CORP. INTERSECTS 85 FT OF 0.046 OZ AU/T OF

CARLIN-STYLE GOLD MINERALIZATION AT

RED CANYON PROJECT

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to report drilling results from the Red Canyon project in Eureka County, Nevada.  In late 2007 Romarco Minerals Inc. ("Romarco"), Miranda’s exploration funding partner completed 6,070ft (1,850m) of reverse-circulation drilling in eight holes. The holes were selected to drill test several “Carlin-Style” disseminated gold targets based on surface mapping, soil geochemistry and interpretation of pre-existing drilling.  Results include 85 ft of 0.046 oz Au/t (25.9m of 1.568 g Au/t) in drill hole ROM07-01 at the Ice Prospect.  All drill results are summarized below and are based on a 0.010 oz Au/t (0.343 g Au/t) cutoff with “no significant assays” reported as anything less than 0.010 oz Au/t.

Hole

Azimuth/

Number

Depth

Inclination

Interval

Length

 Grade oz

Length

Grade

 (ft)

(ft)

    (ft)

  oz (Au/t)

   (m)

(g Au/t)

ROM07-01

400

315/-60

15-100

    85

    0.046

25.9

1.568

includes

15-30

    15

    0.133

4.6

4.573

ROM07-02

600

307/-60

No significant assays

ROM07-03

700

315/-60

No significant assays

ROM07-04

700

315/-60

No significant assays

ROM07-05

455

150/-60

No significant assays

ROM07-06

1,500

0/-90

20-30

    10

    0.012

3.1

0.421

ROM07-07

1,420

0/-90

No significant assays

ROM07-08

295

201/-60

No significant assays

The gold intercept in ROM07-01 is approximately 145 ft (44m) southwest of KR-001, a Kennecott drill hole  completed in 2000 on the property with 95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0m of 4.01 g Au/t from 6.1 to 35.1m).  Mineralization occurs in oxidized and silicified lower-plate limestone, with barite and elevated levels of arsenic, antimony and mercury.  The true thickness of this gold intercept is not known.  Drill holes ROM07-02, ROM07-03 and ROM07-04 also penetrated silicified limestone, but failed to expand gold mineralization in a southeast direction.  Drill data compilation indicates the exploration potential remains open to the northeast and south in areas covered by post mineral volcanic rocks and alluvium.  The northeast exploration potential is supported by other existing drill holes, structural contouring, a geochemical evaluation completed by specialist Robert Jackson and gravity data.

Drill holes ROM07-05 and ROM07-06 were sited at the Gexa Knob Prospect to evaluate the disseminated gold potential along a silicified and barite rich fault zone.  ROM07-05 was drilled across the fault to test for near-surface mineralization and ROM07-06 was drilled deeper to test for down dip mineralization.  The target zone in ROM07-06 was not intersected and it remains untested beneath the bottom of the hole. Significant assays were limited to 10 ft of 0.012 oz/t Au (3.1m of 0.421 g/t Au) in ROM07-06.

ROM07-07 offset a 2005 Newmont drill hole that intersected deep oxidation, silicification and elevated pathfinder elements at 1,150 ft (350m).  The hole intersected thin zones of alteration and anomalous gold mineralization, but failed to reach the target horizon.  The drill rig used for this hole, although ideal for holes less than 1,000 ft (305m), was not capable of thoroughly testing this target but was the only rig available at the time.

The final hole, ROM07-08 at the Fire Prospect, was a short angle hole to test mineralization in and proximal to an exposed lamprophyre dike. These altered dikes are similar to those documented in and around the Pipeline and Cortez Hills deposits, and at Miranda-Barrick’s Red Hills project.  The hole ended prematurely due to poor drilling conditions.  Significant gold was not intersected.

Miranda and Romarco geologists will continue evaluating these new drill results in conjunction with existing geologic data.  The identification of additional drill targets is anticipated.

The Red Canyon project consists of 237 unpatented lode mining claims (7.7 square miles / 19.8 square kilometers) and adjoins U.S. Gold's Tonkin Springs property to the west.    The project covers an erosional "window" along the Battle Mountain-Eureka Trend that exposes hydrothermally-altered and brecciated lower-plate carbonate rocks that are age equivalent to rocks hosting the Cortez Hills discovery.

All drill samples were collected with a reverse circulation drill using 5ft (1.5m) sample intervals.  Samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada.  Gold results were determined using standard fire assay techniques on a 30-gram sample with an atomic absorption finish.  Romarco QC/QA included the insertion of standards and blanks on a regular basis, and the collection of duplicate samples.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., Piedmont Mining Company Inc. and White Bear Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.